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Exhibit 99.1

AMENDING AGREEMENT

        THIS AGREEMENT made effective as of the 19th day of October, 2011,

B E T W E E N:

        AGNICO-EAGLE MINES LIMITED,
        a corporation existing under the laws of Ontario,
        (hereinafter referred to as "        Agnico-Eagle")

                                     – and –

        GRAYD RESOURCE CORPORATION
        a corporation existing under the laws of British Columbia,
        (hereinafter referred to as "        Grayd")

        WHEREAS Agnico-Eagle and Grayd entered into an acquisition agreement dated September 19, 2011 (the "Acquisition Agreement");

        AND WHEREAS the parties hereto wish to make certain amendments to the Acquisition Agreement to which they are party,

        NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the premises and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged by the parties hereto, the parties hereby agree as follows:

1.
The Acquisition Agreement is hereby amended by:

(a)
replacing the first sentence of Section 2.1(b) with the following:

    "The maximum cash consideration payable under the Offer will not in the aggregate exceed the result obtained when the product of $2.80 multiplied by the number of Company Shares outstanding on a fully-diluted basis is multiplied by 2/3 (the "Maximum Cash Consideration")."; and

  (b)
  replacing the first sentence of Section 2.1(i) with the following:

    "The Offeror agrees to execute and jointly file with each Shareholder who receives Agnico-Eagle Shares as consideration for their Company Shares and who so requests an election pursuant to Section 85 of the Tax Act (and the corresponding provisions of applicable provincial income tax legislation) ("Canadian Income Tax Legislation") in which election such Shareholder will be entitled to elect the amount which shall be such Shareholder's proceeds of disposition and the Offeror's cost of the Company Shares sold to the Offeror for purposes of the Canadian Income Tax Legislation, provided such amount is within the limits prescribed by the Canadian Income Tax Legislation and provided that such Shareholder shall be responsible for preparing the appropriate tax election form and providing the Offeror with a letter representing to the Offeror that such Shareholder either is (i) a resident of Canada for purposes of the Canadian Income Tax Legislation and is not exempt from tax under the Canadian Income Tax Legislation, (ii) a non-resident of Canada for the purposes of the Canadian Income Tax Legislation whose Company Shares are taxable Canadian property to such Shareholder and the Shareholder is not exempt from Canadian tax on any gain such Shareholder would realize on a disposition of the Company Shares by reason of an exemption contained in the Canadian Income Tax Legislation or an applicable income tax convention to which Canada is a party, or (iii) a partnership if one or more of the members of such partnership satisfy the criteria specified in clause (i) or (ii) above."

2.
This Amending Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and legal personal representatives.

3.
This Amending Agreement may be signed in counterparts and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument and delivery of such counterparts may be effected by means of an electronic transmission.

4.
All other terms of the Acquisition Agreement shall remain in full force and effect unamended and are hereby ratified by the parties hereto in all respects and time shall remain of the essence.

5.
This Amending Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

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        IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the day and year first above written.

GRAYD RESOURCE CORPORATION
by	(signed) Marc Prefontaine Name: Marc Prefontaine Title: President and Chief Executive Officer
(signed) Paul Robertson Name: Paul Robertson Title: Chief Financial Officer
AGNICO-EAGLE MINES LIMITED
by	(signed) Sean Boyd Name: Sean Boyd Title: Vice-Chairman and Chief Executive Officer

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  Exhibit 99.1
AMENDING AGREEMENT